Filed By: Global X Funds Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mirae Asset Discovery Funds Investment Company Act File No. of Subject Company: 811-22406 Mirae Asset Discovery Funds (the “Trust”) Emerging Markets Fund Emerging Markets Great Consumer Fund (each a “Target Fund” and, collectively, the “Target Funds”) Supplement dated March 15, 2023 to the Statutory Prospectus and Summary Prospectuses, each dated August 28, 2022, as supplemented This supplement provides new and additional information beyond that contained in the Statutory Prospectus and Summary Prospectuses, and should be read in conjunction with those documents. As previously communicated in the Supplement dated March 1, 2023 to the Statutory Prospectus and Summary Prospectus of each of the Target Funds, a special meeting of shareholders (“Shareholder Meeting”) was held on March 15, 2023. At the Shareholder Meeting, the respective shareholders of each series of the Trust listed below approved an Agreement and Plan of Reorganization providing for the reorganization (each, a “Reorganization” and, collectively, the “Reorganizations”) of each Target Fund into a corresponding, newly created series of Global X Funds as shown below (each, an “Acquiring Fund” and, collectively, the “Acquiring Funds”): Target Funds (each a series of the Trust) Acquiring Funds (each a series of Global X Funds) Emerging Markets Fund Global X Emerging Markets ETF Class A* Class C* Class I Emerging Markets Great Consumer Fund Global X Emerging Markets Great Consumer ETF Class A* Class C* Class I *Prior to the Reorganizations, Class A and Class C Shares of each Target Fund will be converted into Class I Shares of the same Target Fund (without a contingent deferred sales charge or other charge). The Reorganization of each Target Fund will consist of (1) the transfer of all of the Target Fund’s assets to the corresponding Acquiring Fund, in exchange for shares of the Acquiring Fund and the assumption of all of the Target Fund’s liabilities by the corresponding Acquiring Fund, and (2) the distribution of the Acquiring Fund’s shares to the Target Fund’s shareholders in complete liquidation of the Target Fund. Each Reorganization is expected to be a tax-free transaction. Shares of each Acquiring Fund are not issued in fractional shares. As a result, shareholders who hold fractional shares of a Target Fund will have such fractional shares redeemed at net asset value immediately prior to the Reorganizations resulting in a cash payment, which will likely be taxable to some extent for shareholders who hold fractional shares in a taxable account. The Board of Trustees of the Trust had previously approved each Reorganization. Each Reorganization is expected to occur on or about May 12, 2023, subject to completion of certain conditions. As a result, on or about May 15, 2023, it is anticipated that shareholders of each Target Fund will become shareholders of the corresponding Acquiring Fund, and will no longer be shareholders of the Target Fund. It is anticipated that the Target Funds’ Prospectuses will be further supplemented and revised with additional information regarding the Reorganizations, including if the Reorganizations do not occur in accordance with the schedule outlined above. For more information, please contact your Target Fund(s) at (212) 205-8342. * * * * * * * * * * * * PLEASE RETAIN THIS SUPPLEMENT WITH THE STATUTORY AND SUMMARY PROSPECTUSES FOR FUTURE REFERENCE